Dreyfus Strategic Municipals, Inc.

ANNUAL REPORT September 30, 2008





Dreyfus Strategic Municipals, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present this annual report for Dreyfus Strategic Municipals, Inc., covering the 12-month period from October 1, 2007, through September 30, 2008.

These are difficult times for fixed-income investors. A credit crunch that began in 2007 has developed into a full-blown global financial crisis, recently resulting in the failure of several major financial institutions and prompting a massive government rescue effort. The U.S. economic slowdown also has gathered momentum, depressing investor sentiment and consumer confidence. These factors undermined returns in most bond market sectors, including municipal bonds. Even the traditional safe haven of U.S. government securities has encountered heightened volatility.

The depth and duration of the economic downturn will depend on how quickly the financial system can be stabilized. We believe that the Temporary Guarantee Program for Money Market Funds and the $700 billion rescue package intended to promote greater liquidity in the general financial markets meet several critical requirements for addressing today's financial stresses, and we expect these measures to contribute to a more orderly deleveraging process. However, recuperation from the financial crisis is likely to take time. In the meantime, we encourage you to keep in touch with your financial advisor and maintain a long-term and disciplined perspective to investing. Indeed, we already are seeing some positive signs, including a likely peak in global inflationary pressures, a bottoming of the U.S. dollar, attractive valuations among municipal securities and a large pool of worldwide financial liquidity that could be deployed gradually as the economic cycle turns.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
October 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2007, through September 30, 2008, as provided by W. Michael Petty, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended September 30, 2008, Dreyfus Strategic Municipals achieved a total return of –8.17% (on a net asset value basis).[1] During the same period, the fund provided income dividends of $0.504 per share, which is equal to a distribution rate of 7.47%.[2]

During the reporting period, municipal bonds encountered severe bouts of heightened volatility, primarily due to intensifying economic concerns and a global financial crisis. Lower-rated, higher-yielding securities proved particularly sensitive to these forces.

The Fund's Investment Approach

The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Under normal market conditions, the fund invests at least 80% of its net assets in municipal obligations. Generally, the fund invests at least 50% of its net assets in municipal bonds considered investment grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and in the two highest-rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having or deemed to have maturities of less than one year.

To this end, we have constructed a portfolio derived from seeking income opportunities through analysis of each bond's structure, including paying close attention to each bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or may be called by their issuers, and we generally attempt to replace those bonds, as opportunities arise, with investments consistent with the fund's investment policies at prevailing current yields. When we believe an opportunity exists, we also may seek to upgrade the portfolio's investments with newly issued bonds that, in our opinion, have better structural or income characteristics than existing holdings.

Economic and Credit Concerns Weighed on Municipal Bonds

Like many other asset classes, municipal bonds encountered heightened volatility amid a U.S. economic downturn and global financial crisis. Led by a sharp slump in home prices, the U.S. economy suffered from rising unemployment, a surge in mortgage foreclosures, and soaring food and energy costs. At the same time, a credit crunch that began before the start of the reporting period in the U.S. sub-prime mortgage market mushroomed into a global financial crisis, resulting in financial distress among investment banks and independent municipal bond insurers, as well as ultimately freezing liquidity in the auction-rate securities market.

Highly leveraged institutional investors were forced to sell creditworthy investments, including municipal bonds, to meet margin calls and redemption requests. In addition, several major bond insurers suffered massive sub-prime related losses, causing investors to question the value of insurance on municipal bonds. The downturn in investor sentiment also led to severely curtailed liquidity conditions in the auction-rate securities sector of the municipal bond market.

These developments effectively boosted the supply of municipal bonds, causing prices to fall and yields to rise. Indeed, February and September 2008 represented two of the worst months in the history of the municipal bond market, and at times during the reporting period, absolute tax-exempt yields were significantly higher than those of comparable taxable U.S. Treasury securities.

Lower-Rated, Longer-Term Securities Suffered

The market downturn proved to be particularly damaging to prices of municipal bonds with BBB credit ratings or lower, as increasingly risk-averse investors flocked toward the traditional safe havens of money markets and highly rated government bonds. Because the fund's focus on current income relies to an extent on lower-rated securities, this development detracted from the fund's results. In addition, market weakness was particularly pronounced among longer-term bonds, including the fund's holdings with maturities in the 20- to 30-year range. Also hurt more than industry averages were the fund's investments in municipal bonds backed by the states' settlements of litigation with U.S. tobacco companies, which saw a surge in supply early in the reporting period amid slackening demand. Bonds carrying insurance began to trade at levels commensurate with their underlying credit quality when investors effectively disregarded third-party credit enhancements.

Finally, as to the fund's leveraging strategy, the fund issues preferred shares on which dividend rates are periodically reset through bank-managed auctions. During the reporting period, these auctions failed, leading the rate paid to preferred shareholders to be determined based on a "reference rate" as described in the fund's organizational documents. The effectiveness of the fund's leveraging strategy, however removed, remains tied to the attractiveness of the fund's leveraging costs, relative to prevailing yields.

Maintaining a Cautious Investment Posture

As of the reporting period's end, the U.S. economy has remained weak, and the financial crisis has intensified. Therefore, we intend to maintain a relatively conservative approach, including a focus on diversification and current income.

October 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until October 31, 2009, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

SELECTED INFORMATION

September 30, 2008 (Unaudited)

Market Price per share September 30, 2008	$6.75
Shares Outstanding September 30, 2008	60,766,921
New York Stock Exchange Ticker Symbol	LEO

MARKET PRICE (NEW YORK STOCK EXCHANGE)

	Fiscal Year Ended September 30, 2008			
	Quarter Ended December 31, 2007	Quarter Ended March 31, 2008	Quarter Ended June 30, 2008	Quarter Ended September 30, 2008
High	$8.78	$9.01	$8.86	$8.17
Low	8.05	8.29	7.85	6.57
Close	8.22	8.51	8.04	6.75

PERCENTAGE GAIN (LOSS) based on change in Market Price*

September 23, 1987 (commencement of operations) through September 30, 2008	194.97%
October 1, 1998 through September 30, 2008	25.26
October 1, 2003 through September 30, 2008	(1.91)
October 1, 2007 through September 30, 2008	(18.00)
January 1, 2008 through September 30, 2008	(14.09)
April 1, 2008 through September 30, 2008	(18.19)
July 1, 2008 through September 30, 2008	(14.67)

NET ASSET VALUE PER SHARE

September 23, 1987 (commencement of operations)	$9.32
September 30, 2007	9.11
December 31, 2007	8.96
March 31, 2008	8.64
June 30, 2008	8.44
September 30, 2008	7.88

PERCENTAGE GAIN based on change in Net Asset Value*

September 23, 1987 (commencement of operations) through September 30, 2008	269.45%
October 1, 1998 through September 30, 2008	47.55
October 1, 2003 through September 30, 2008	17.53
October 1, 2007 through September 30, 2008	(8.17)
January 1, 2008 through September 30, 2008	(7.99)
April 1, 2008 through September 30, 2008	(5.93)
July 1, 2008 through September 30, 2008	(5.10)

* *With dividends reinvested.*

STATEMENT OF INVESTMENTS

September 30, 2008

Long-Term Municipal Investments—151.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—1.8%				
Houston County Health Care Authority, GO (Insured; AMBAC)	6.25	10/1/09	8,000,000 [a]	8,387,600
Alaska—.8%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA, Inc.)	6.00	6/1/49	4,000,000	4,024,240
Arizona—3.9%				
Arizona Housing Finance Authority, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.55	12/1/41	6,000,000	5,309,520
Maricopa County Pollution Control Corporation, PCR (Public Service Company of New Mexico Palo Verde Project)	5.75	11/1/22	6,000,000	5,285,700
Navajo County Industrial Development Authority, IDR (Stone Container Corporation Project)	7.40	4/1/26	1,585,000	1,374,797
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 [a]	6,538,080
Arkansas—.5%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,370,000	2,408,038
California—8.3%				
California, GO	5.25	4/1/34	5,000	4,785
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	7,475,000	5,792,976
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Company Project)	6.88	11/1/27	2,000,000	1,873,840
California Statewide Communities Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	9.00	12/1/38	3,000,000	2,885,430

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	1,960,000	1,821,271
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.00	7/1/39	5,000,000	3,914,050
California Statewide Communities Development Authority, Student Housing Revenue (CHF-Irvine, LLC-UCI East Campus Apartments, Phase II)	5.75	5/15/32	2,500,000	2,276,375
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	8,100,000 [a]	9,410,904
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	2,000,000 [a]	2,331,760
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	5,775,000	4,213,324
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	7,050,000	5,285,667
Colorado—4.7%				
Beacon Point Metropolitan District, GO	6.25	12/1/35	2,000,000	1,577,680
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,000,000	2,395,020
Colorado Health Facilities Authority, Revenue (Poudre Hospital) (Insured; FSA)	5.25	3/1/40	3,000,000	2,645,100
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,565,000	1,620,088

8

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	10,550,000 [a]	11,680,116
Southlands Metropolitan District Number 1, GO	7.13	12/1/14	2,000,000 [a]	2,357,460
Florida—3.6%				
Florida Housing Finance Corporation, Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	12,380,000	12,379,133
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,000,000 [b]	2,722,110
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 [a]	46,996
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	1,908,803
Georgia—2.4%				
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,417,930
Fulton County Development Authority, Revenue (Georgia Tech North Avenue Apartments Project) (Insured; XLCA)	5.00	6/1/32	2,500,000	2,298,275
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,326,985
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/14	2,000,000 [a]	2,261,760

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Hawaii−.4%				
Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corporation)	10.13	12/1/10	1,800,000	1,766,718
Idaho−1.0%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	5,000,000	4,677,250
Illinois−11.8%				
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 [a]	15,586,735
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	2,240,000	2,266,342
Chicago, Wastewater Transmission Revenue (Insured; MBIA, Inc.)	6.00	1/1/10	3,000,000 [a]	3,160,140
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	5,000,000	2,560,500
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	8,000,000	7,446,960
Illinois Finance Authority, Revenue (Edward Hospital Obligated Group) (Insured; AMBAC)	5.50	2/1/40	3,500,000	3,131,940
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	4,020,000 [a]	4,304,938
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,730,000 [a]	8,124,075
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	4,950,000 [a]	5,275,760
Metropolitan Pier and Exposition Authority, State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA, Inc.)	5.25	6/15/42	5,325,000	5,151,458

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Indiana–2.3%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,500,000 [a]	7,028,710
Petersburg, SWDR (Indianapolis Power and Light Company Project)	6.38	11/1/29	4,150,000	3,891,995
Kansas–5.5%				
Kansas Development Finance Authority, Health Facilities Revenue (Sisters of Charity of Leavenworth Health Services Corporation)	6.25	12/1/28	3,000,000	3,023,010
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.30	12/1/32	3,705,000	3,739,419
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.45	12/1/33	7,470,000	7,502,270
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	2,005,000	2,032,930
Wichita, Hospital Facilities Improvement Revenue (Via Christi Health System, Inc.)	6.25	11/15/24	10,000,000	10,001,900
Kentucky–.8%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	2,000,000	1,841,900
Louisville/Jefferson County Metro Government, Health Facilities Revenue (Jewish Hospital and Saint Mary's Healthcare, Inc. Project)	6.13	2/1/37	2,000,000	1,944,820
Louisiana–1.8%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	2,979,000	2,592,385

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	7,000,000	6,159,020
Maine—.6%				
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,781,523
Maryland—2.0%				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	5.75	9/1/37	2,330,000	2,306,537
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,590,000	3,650,014
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 [a]	3,396,150
Massachusetts—1.6%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	1,700,000 [a]	2,004,368
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	185,000	183,442
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	5,693,820
Michigan—7.5%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,102,442
Detroit School District, School Building and Site Improvement Bonds (GO—Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	6,930,000	6,446,632

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	5,121,089
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	2,689,950
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	6.13	11/15/09	5,000,000 [a]	5,252,600
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	2,510,310
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	12,900,000	11,923,470
Minnesota—5.9%				
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.15	12/1/38	2,423,296	2,265,321
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	2,685,726	2,419,517
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,114,200
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.25	10/1/47	5,265,000	4,752,242
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	1,887,580

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota (continued)				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	5,500,000	5,173,025
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	2,000,000	1,853,980
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/26	5,000,000	4,819,800
Mississippi—4.6%				
Claiborne County, PCR (System Energy Resources, Inc. Project)	6.20	2/1/26	4,545,000	4,152,857
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	14,310,000	13,211,851
Warren County, Gulf Opportunity Zone Revenue (International Paper Company Projects)	6.50	9/1/32	5,000,000	4,581,800
Missouri—3.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	1,746,300
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.50	12/1/32	4,500,000	3,917,880
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	1,776,520
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 [a]	7,312,140

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Montana−.3%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,200,000	1,220,328
Nevada−2.6%				
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	12,000,000 [a]	12,572,280
New Hampshire−2.8%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	6,613,950
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,002,560
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	938,260
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,000,000	5,059,900
New Jersey−3.5%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	5,500,000	4,686,440
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.00	9/1/37	1,235,000	1,154,503
New Jersey Higher Education Student Assistance Authority, Student Loan Revenue (Insured; Assured Guaranty)	6.13	6/1/30	5,000,000	4,645,800
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,640,000 [a]	6,437,552

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Mexico—1.3%				
Farmington, PCR (Tucson Electric Power Company San Juan Project)	6.95	10/1/20	4,000,000	4,008,760
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,070,000	1,078,378
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,260,000	1,290,668
New York—3.3%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,275,000	3,274,804
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	2,436,364
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Insured; AMBAC)	5.25	6/1/21	5,000,000	4,963,100
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,066,793
North Carolina—2.7%				
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	3,445,000	3,229,412
University of North Carolina Board of Governors of the University of North Carolina at Chapel Hill, General Revenue	5.00	12/1/34	10,000,000	9,563,600
North Dakota—.1%				
North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	410,000	416,187

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio—6.3%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	20,000,000	16,308,400
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO—Unlimited Tax) (Insured; MBIA, Inc.)	0.00	12/1/29	3,955,000 c	1,140,780
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO—Unlimited Tax) (Insured; MBIA, Inc.)	0.00	12/1/31	3,955,000 c	1,006,192
Cuyahoga County, Revenue	6.00	1/1/32	750,000	757,620
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	7,555,000	5,109,673
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	3,000,000	2,390,520
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	3,500,000	3,324,580
Oklahoma—3.0%				
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	940,000	948,883
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	655,000	666,102
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA, Inc.)	5.75	8/15/09	5,160,000 a	5,360,105

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma (continued)				
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA, Inc.)	5.75	8/15/09	7,070,000 [a]	7,344,175
Pennsylvania−2.2%				
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,202,075
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	8,310,000	6,461,025
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/31	2,500,000	2,033,225
South Carolina−2.0%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	8,825,000 [a]	9,658,609
Tennessee−5.3%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	5,000,000 [a]	5,849,300
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	3,000,000 [a]	3,509,580
Knox County Health, Educational and Housing Facility Board, Revenue (University Health System, Inc.)	5.25	4/1/36	9,300,000	7,778,055
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	10,000,000	8,093,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas−21.0%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	4,000,000 [a]	4,332,120
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	3,000,000	2,462,670
Brazos River Authority, PCR (TXU Electric Company Project)	8.25	5/1/33	7,000,000	6,770,960
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	10,630,000	5,523,561
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; MBIA, Inc.)	6.25	11/1/28	3,000,000	2,888,700
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	6,000,000	4,702,500
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 [a]	9,283,020
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	4,175,747
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	3,186,756
North Texas Tollway Authority, First Tier System Revenue	5.75	1/1/40	20,000,000	18,477,400

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
North Texas Tollway Authority, Second Tier System Revenue	5.75	1/1/38	5,500,000	4,982,340
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	11,300,000	9,331,653
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	5,740,740
Texas Affordable Housing Corporation, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.85	4/1/41	6,975,000	6,705,765
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	10.48	7/2/24	850,000 [d]	891,846
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	6,911,850
Tyler Health Facilities Development Corporation, HR, Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.25	11/1/32	5,500,000	4,397,580
Vermont−.2%				
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	755,000	761,312
Virginia−2.4%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 [a]	11,233,425
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	400,000	412,228
Washington−4.8%				
Seattle, Water System Revenue (Insured; FGIC)	6.00	7/1/09	10,000,000 [a]	10,376,700

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Washington (continued)				
Washington Health Care Facilities Authority, Mortgage Revenue (Highline Medical Center) (Collateralized; FHA)	6.25	8/1/36	6,000,000	6,021,240
Washington Health Care Facilities Authority, Revenue (Kadlec Medical Center) (Insured; Assured Guaranty)	5.00	12/1/30	930,000	834,554
Washington Higher Education Facilities Authority, Revenue (Seattle University Project) (Insured; AMBAC)	5.25	11/1/37	5,960,000	5,629,280
West Virginia−1.4%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	5,000,000	4,286,400
West Virginia Water Development Authority, Water Development Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,250,540
Wisconsin−8.6%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	10,915,000	10,982,455
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	22,995,000	23,731,990
Madison, IDR (Madison Gas and Electric Company Projects)	5.88	10/1/34	2,390,000	2,282,331
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	4,000,000	3,935,720
Wyoming−1.7%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	4,500,000	3,712,545
Wyoming Municipal Power Agency, Power Supply System Revenue	5.50	1/1/33	2,360,000	2,192,936

STATEMENT OF INVESTMENTS *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wyoming (continued)				
Wyoming Municipal Power Agency, Power Supply System Revenue	5.38	1/1/42	2,750,000	2,442,358
U.S. Related–1.5%				
Guam Housing Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (Collateralized; FHLMC)	5.75	9/1/31	965,000	895,520
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	6,000,000 a	6,386,760
Total Investments (cost $766,683,224)			**151.9%**	**726,769,888**
Cash and Receivables (Net)			**7.7%**	**36,816,584**
Preferred Stock, at redemption value			**(59.6%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**478,586,472**

[a] These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
[b] Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2008, this security amounted to $2,722,110 or .6% of net assets applicable to Common Shareholders.
[c] Security issued with a zero coupon. Income is recognized through the accretion of discount.
[d] Inverse floater security—the interest rate is subject to change periodically.

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	32.0
AA		Aa		AA	9.8
A		A		A	15.3
BBB		Baa		BBB	24.9
BB		Ba		BB	4.0
B		B		B	4.4
CCC		Caa		CCC	1.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	8.5
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	766,683,224	726,769,888
Receivable for investment securities sold		48,885,293
Interest receivable		14,091,763
Prepaid expenses		25,027
		789,771,971
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		481,038
Cash overdraft due to Custodian		2,966,456
Payable for investment securities purchased		22,299,399
Dividends payable to Preferred Shareholders		251,614
Commissions payable		23,174
Accrued expenses		163,818
		26,185,499
Auction Preferred Stock, Series M,T,W,Th and F, par value $.001 per share (11,400 shares issued and outstanding at $25,000 per share liquidation preference)–Note 1		285,000,000
Net Assets applicable to Common Shareholders ($)		**478,586,472**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (60,766,921 shares issued and outstanding)		60,767
Paid-in capital		572,970,948
Accumulated undistributed investment income–net		1,384,427
Accumulated net realized gain (loss) on investments		(55,916,334)
Accumulated net unrealized appreciation (depreciation) on investments		(39,913,336)
Net Assets applicable to Common Shareholders ($)		**478,586,472**
Shares Outstanding		
(500 million shares authorized)		60,766,921
Net Asset Value, per share of Common Stock ($)		**7.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2008

Investment Income ($):	
Interest Income	**48,853,252**
Expenses:	
Management fee–Note 3(a)	6,113,690
Interest and expense related to floating rate notes issued–Note 4	891,366
Commission fees–Note 1	759,731
Custodian fees–Note 3(b)	120,519
Professional fees	100,339
Shareholder servicing costs–Note 3(b)	94,289
Shareholders' reports	74,775
Registration fees	67,250
Directors' fees and expenses–Note 3(c)	59,653
Interest expense–Note 2	2,224
Miscellaneous	83,276
Total Expenses	**8,367,112**
Less–reduction in management fee due to undertaking–Note 3(a)	(815,159)
Less–reduction in fees due to earnings credits–Note 1(b)	(12,711)
Net Expenses	**7,539,242**
Investment Income–Net	**41,314,010**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(8,756,448)
Net realized gain (loss) on financial futures	229,263
Net realized gain (loss)	**(8,527,185)**
Net unrealized appreciation (depreciation) on investments	(67,515,841)
Net Realized and Unrealized Gain (Loss) on Investments	**(76,043,026)**
Dividends on Preferred Stock	**(10,069,467)**
Net (Decrease) in Net Assets Resulting from Operations	**(44,798,483)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2008	2007
Operations ($):		
Investment income—net	41,314,010	41,967,516
Net realized gain (loss) on investments	(8,527,185)	5,886,541
Net unrealized appreciation (depreciation) on investments	(67,515,841)	(28,062,142)
Dividends on Preferred Stock	(10,069,467)	(10,268,700)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(44,798,483)**	**9,523,215**
Dividends to Common Shareholders from ($):		
Investment income—net	**(30,611,039)**	**(30,564,302)**
Capital Stock Transactions ($):		
Dividends reinvested	**397,727**	**1,248,316**
Total Increase (Decrease) in Net Assets	**(75,011,795)**	**(19,792,771)**
Net Assets ($):		
Beginning of Period	553,598,267	573,391,038
End of Period	**478,586,472**	**553,598,267**
Undistributed investment income—net	1,384,427	826,560
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**46,087**	**132,203**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Year Ended September 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	9.12	9.46	9.38	9.18	9.14
Investment Operations:					
Investment income−net[a]	.68	.69	.66	.66	.63
Net realized and unrealized gain (loss) on investments	(1.25)	(.36)	.09	.21	.12
Dividends on Preferred Stock from investment income−net	(.17)	(.17)	(.15)	(.10)	(.06)
Total from Investment Operations	(.74)	.16	.60	.77	.69
Distributions to Common Shareholders:					
Dividends from investment income−net	(.50)	(.50)	(.52)	(.57)	(.65)
Net asset value, end of period	7.88	9.12	9.46	9.38	9.18
Market value, end of period	6.75	8.74	9.18	8.87	8.86
Total Return (%)[b]	(18.00)	.46	9.74	6.87	1.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets applicable to Common Stock[c]	1.58	1.63	1.55	1.47	1.43
Ratio of net expenses to average net assets applicable to Common Stock[c]	1.42	1.48	1.40	1.33	1.43
Ratio of net investment income to average net assets applicable to Common Stock[c]	7.79	7.38	7.15	7.03	6.97
Ratio of total expenses to total average net assets	1.03	1.09	1.03	.98	.94
Ratio of net expenses to total average net assets	.92	.99	.93	.89	.94
Ratio of net investment income to total average net assets	5.07	4.92	4.75	4.67	4.59
Portfolio Turnover Rate	48.60	34.75	31.44	27.96	27.31
Asset coverage of Preferred Stock, end of period	268	294	301	299	295
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	478,586	553,598	573,391	568,264	556,235
Preferred Stock outstanding, end of period ($ x 1,000)	285,000	285,000	285,000	285,000	285,000

[a] Based on average shares outstanding at each month end.
[b] Calculated based on market value.
[c] Does not reflect the effect of dividends to Preferred Stockholders.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Strategic Municipals, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment advisor. The fund's Common Stock trades on the New York Stock Exchange under the ticker symbol LEO.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

The fund has outstanding 2,280 shares of Series M, Series T, Series W, Series TH and Series F for a total of 11,400 shares of Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Robin A. Melvin and John E. Zuccotti as directors to be elected by the holders of APS.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service"). Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS

157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders of Common Stock ("Common Shareholders(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment and cash purchase plan.

On September 29, 2008, the Board of Directors declared a cash dividend of $.042 per share from investment income-net, payable on October 31, 2008 to Common Shareholders of record as of the close of business on October 14, 2008.

(d) Dividends to shareholders of APS: Dividends, which are cumulative, are generally reset every 7 days for each Series of APS pursuant to a process specified in related fund charter documents. Dividend rates as of September 30, 2008 for each Series of APS were as follows: Series M-8.50%, Series T-12.57%, Series W-12.26%, Series TH-11.73% and Series F-10.21%. These rates reflect the "maximum rates" under the governing instruments as a result of "failed auctions" in which sufficient clearing bids are not received.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended September 30, 2008.

As of and during the period ended September 30, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended September 30, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

At September 30, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $2,119,003, accumulated capital losses $47,105,572 and unrealized depreciation $39,702,399. In addition, the fund had $9,021,699 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2008. If not applied, $19,582,677 of the carryover expires in fiscal 2011, $27,258,106 expires in fiscal 2012 and $264,789 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2008 and September 30, 2007 were as follows: tax exempt income $40,680,506 and $40,833,002, respectively.

During the period ended September 30, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $75,637, increased net realized gain (loss) on investments by $64,714 and increased paid-in capital by $10,923. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund participated with other Dreyfus managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured lines of credit. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Effective October 15, 2008, the $300 million unsecured line of credit was terminated.

The average daily amount of borrowings outstanding under the lines of credit during the period ended September 30, 2008, was $50,000, with a related weighted average annualized interest rate of 3.81%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average weekly net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes, interest on borrowings, brokerage and extraordinary expenses, in any full fiscal year exceed the lesser of (1) the expense limitation of any state having jurisdiction over the fund or (2) 2% of the first $10 million, 1½% of the next $20 million and 1% of the excess over $30 million of the average value of the fund's net assets. The fund has currently undertaken for the period from October 1, 2007 through October 31, 2009, to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The reduction in management fee, pursuant to the undertaking, amounted to $815,159 during the period ended September 30, 2008.

(b) The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a custody agreement for providing custodial services to the fund. During the period ended September 30, 2008, the fund was charged $120,519 pursuant to the custody agreement.

The fund compensates The Bank of New York Mellon under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2008, the fund was charged $94,289 pursuant to the transfer agency agreement.

During the period ended September 30, 2008, the fund was charged $5,907 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $485,485, custodian fees $27,061, transfer agency per account fees $31,726 and chief compliance officer fees $1,497, which are offset against an expense reimbursement currently in effect in the amount of $64,731.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2008, amounted to $395,624,695 and $425,419,089, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities. At September 30, 2008, there were no floating rate notes outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a custodian, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At September 30, 2008, there were no open financial futures contracts outstanding.

At September 30, 2008, the cost of investments for federal income tax purposes was $766,472,287; accordingly, accumulated net unrealized depreciation on investments was $39,702,399, consisting of $17,346,837 gross unrealized appreciation and $57,049,236 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Strategic Municipals, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Strategic Municipals, Inc., including the statement of investments, as of September 30, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Strategic Municipals, Inc. at September 30, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
November 21, 2008

Dividend Reinvestment and Cash Purchase Plan

Under the fund's Dividend Reinvestment and Cash Purchase Plan (the "Plan"), a holder of Common Stock who has fund shares registered in his name will have all dividends and distributions reinvested automatically by The Bank of New York, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a cash dividend only is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in nominee name through his broker/dealer (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer in additional shares of the fund if such service is provided by the broker/dealer; otherwise such dividends and distributions will be treated like any other cash dividend.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $2.50 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be in writing, sent to The Bank of New York, Dividend Reinvestment Department, P.O. Box 1958, Newark, New Jersey 07101-9774, should include the shareholder's name and address as they appear on the Agent's records and will be effective only if received more than fifteen days prior to the record date for any distribution.

A Plan participant who has fund shares in his name has the option of making additional cash payments to the Agent, semi-annually, in any amount from $1,000 to $10,000, for investment in the fund's shares in the open market on or about January 15 and July 15. Any voluntary cash payments received more than 30 days prior to these dates will be returned by the Agent, and interest will not be paid on any uninvested cash payments. A participant may withdraw a voluntary cash payment by written notice, if the notice is received by the Agent not less than 48 hours before the payment is to be invested. A Common Shareholder who owns fund shares registered in street name should consult his broker/dealer to determine whether an additional cash purchase option is available through his broker/dealer.

The Agent maintains all Common Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases and purchases from voluntary cash payments, and a $1.25 fee for each purchase made from a voluntary cash payment.

The fund reserves the right to amend or terminate the Plan as applied to any voluntary cash payments made and any dividend or distribution paid subsequent to notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Level Distribution Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month.

Benefits and Risks of Leveraging

The fund utilizes leverage to seek to enhance the yield and net asset value of its Common Stock. These objectives cannot be achieved in all interest rate environments. To leverage, the fund issues Preferred Stock, which pays dividends at prevailing short-term interest rates, and invests the proceeds in long-term municipal bonds. The interest earned on these investments is paid to Common Shareholders in the form of dividends, and the value of these portfolio holdings is reflected in the per share net asset value of the fund's Common Stock. In order to benefit Common Shareholders, the yield curve must be positively sloped: that is, short-term interest rates must be lower than long-term interest rates. At the same time, a period of generally declining interest rates will benefit Common Shareholders. If either of these conditions change along with other factors that may have an effect on preferred dividends, then the risk of leveraging will begin to outweigh the benefits.

Supplemental Information

For the period ended September 30, 2008, there were: (i) no material changes in the fund's investment objectives or policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no change in the person primarily responsible for the day-to-day management of the fund's portfolio.

Certifications

The fund's chief executive officer has certified to the NYSE, pursuant to the requirements of Section 303A.12(a) of the NYSE Listed Company Manual, that, as of June 18, 2008, he was not aware of any violation by the fund of applicable NYSE corporate governance listing standards. The fund's reports to the SEC on Form N-CSR contain certifications by the fund's chief executive officer and chief financial officer as required by Rule 30a-2(a) under the 1940 Act, including certifications regarding the quality of the fund's disclosures in such reports and certifications regarding the fund's disclosure controls and procedures and internal control over financial reporting.

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended September 30, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

PROXY RESULTS (Unaudited)

Holders of Common Stock and holders of Auction Preferred Stock ("APS") voted together as a single class (except as noted below) on the following proposal presented at the annual shareholders' meeting held on May 21, 2008.

	Shares	
	For	Authority Withheld
To elect three Class II Directors: †		
Gordon J. Davis	50,395,055	1,227,319
Ehud Houminer	50,374,489	1,247,885
Robin A. Melvin ††	9,307	797

† *The terms of these Class II Directors expire in 2011.*

†† *Elected solely by APS holders, Common Shareholders not entitled to vote.*

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)
Current term expires in 2010

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 167

——————————

David W. Burke (72)
Board Member (1989)
Current term expires in 2009

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 90

——————————

William Hodding Carter III (73)
Board Member (1988)
Current term expires in 2010

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (67)
Board Member (2007)
Current term expires in 2011

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 41

—————————

Joni Evans (66)
Board Member (2007)
Current term expires in 2010

Principal Occupation During Past 5 Years:
• Chief Executive Officer, www.wowOwow.com an online community dedicated to women's
  conversations and publications
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

—————————

Ehud Houminer (68)
Board Member (1994)
Current term expires in 2011

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

No. of Portfolios for which Board Member Serves: 63

Richard C. Leone (68)
Board Member (1989)
Current term expires in 2010

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

————————

Hans C. Mautner (70)
Board Member (1989)
Current term expires in 2009

Principal Occupation During Past 5 Years:
• President–International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

No. of Portfolios for which Board Member Serves: 27

————————

Robin A. Melvin (45)
Board Member (1995)
Current term expires in 2011

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
• Senior Vice President, Mentor, a National non-profit youth mentoring organization (2005)

No. of Portfolios for which Board Member Serves: 27

Burton N. Wallack (57)
Board Member (2007)
Current term expires in 2010

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

John E. Zuccotti (71)
Board Member (1989)
Current term expires in 2009

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Emeritus Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

A. PAUL DISDIER, Executive Vice President since March 2000.

Executive Vice President of the Fund, Director of the Manager's Municipal Securities Group, and an officer of 2 other investment companies (comprised of 2 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since February 1988.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (78 investment companies, comprised of 187 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

OFFICERS AND DIRECTORS
Dreyfus Strategic Municipals, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino
David W. Burke
William Hodding Carter, III
Gordon J. Davis
Joni Evans
Ehud Houminer
Richard C. Leone
Hans C. Mautner
Robin A. Melvin*
Burton N. Wallack
John E. Zuccotti*
** Auction Preferred Stock Directors*

Officers

President
J. David Officer
Executive Vice Presidents
A. Paul Disdier
Phillip N. Maisano
Vice President and Secretary
Michael A. Rosenberg
Vice President and Assistant Secretaries
James Bitetto
Joni Lacks Charatan
Joseph M. Chioffi
Janette E. Farragher
John B. Hammalian
Robert R. Mullery
Jeff Prusnofsky
Treasurer
James Windels
Assistant Treasurers
Richard Cassaro
Gavin C. Reilly
Robert Robol
Robert Salviolo
Robert Svagna
Chief Compliance Officer
Joseph W. Connolly

Portfolio Managers:

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Bill Vasiliou
James Welch

Investment Adviser

The Dreyfus Corporation

Custodian

The Bank of New York Mellon

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

The Bank of New York (Common Stock)
Deutsche Bank Trust Company America (Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America (Auction Preferred Stock)

Stock Exchange Listing

NYSE Symbol: LEO

Initial SEC Effective Date

9/23/87

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.
Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus Strategic Municipals, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)**

The Bank of New York
101 Barclay Street
New York, NY 10286

Ticker Symbol: LEO

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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